VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

07020349

SUPPL

11 January 2007

RECEIVED
2007 JAN 16 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

PROCESSED
JAN 1 8 2007
THOMSON FINANCIAL

Simon Hulls
Corporate Administrator

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	A Class Preference Shares
3	Voting rights *(eg, one for one)*	Non Voting
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	109,609,033 A Class Preference Shares
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	To enable cancellation of shares following the departure of executives from the company (in accordance with the executive share scheme rules)

+ See chapter 19 for defined terms.
30/9/2001

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

On-market buy-back

9	Name of broker who will act on the company's behalf	N/A
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	N/A
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	N/A
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	160,000 A Class Preference Shares
15	Price to be offered for shares	Range from $1.58 to $3.22 per A Class Preference Share

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 04 December 2006
Company Secretary

Print name: S L Driscoll

== == == == ==

+ See chapter 19 for defined terms.

ASIC registered agent number

lodging party or agent name SIMON R HULLS
office, level, building name or PO Box no.
street number & name 206 BOURKE STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03)9667 6520
facsimile (03)9639 1540
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED
A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
☒ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about 19/ 12 /2006	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **On market** within 10/12 limit	period of buy back / / to / /	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before:
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   - the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   - in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   - if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   - if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked (   ) are true copies.

print name SHAUN L DRISCOLL   capacity SECRETARY

sign here   date 04 / 12 /2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs   mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of **'minimum holding buy- back'**, **'employee share scheme buy-back'** and **'selective buy-back'**.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S. 257F).

RECEIVED

Web Site: www.villageroadshow.com.au

11 December 2006

DAVID EVANS JOINS VILLAGE ROADSHOW AS NON-EXECUTIVE DIRECTOR

Village Roadshow Ltd (ASX:VRL) is pleased to announce that Mr David Evans will be joining the Board as an independent non-executive director on 2 January, 2007.

Mr John Kirby, Chairman of Village Roadshow Ltd, said Mr Evans' appointment was an exciting and important development for the Company.

"David brings considerable business and media experience to our Board and his appointment is part of the undertaking I gave at the annual meeting to move to a majority of non-executive directors by the end of the first quarter of 2007.

"In David we have a person of high integrity and independence combined with a distinguished background in the media and entertainment industry."

Mr Evans' appointment follows several important initiatives by Village Roadshow, including a significant interim dividend payment and proposed capital return to ordinary and preference shareholders totalling approximately $131.7 million. The Company also intends to buy back up to approximately 10 per cent of its outstanding Ordinary Shares and A Class Preference Shares.

Mr Evans said: "I am delighted about the opportunity to join Village Roadshow which has a long heritage in the film and entertainment industries. Village Roadshow has developed into a globally focussed company with such recognisable brands as Village Cinemas, Roadshow Films and Entertainment, Village Roadshow Pictures, Austereo and its successful Theme Parks division."

Mr Evans' professional biography follows below.

Media Contact:

Cosway Australia

John Hurst 0418 708663, 02 99298344

DAVID EVANS

David Evans most recently served as President and CEO of Crown Media Holdings, Inc. He was previously President and CEO of the company's predecessor, Hallmark Entertainment Networks, since March 1, 1999.

Crown Media Holdings, Inc is the owner of the Hallmark Channels in the United States. The Hallmark Channel is widely known for its high quality family entertainment and has more than 75 million subscribers.

Prior to joining The Hallmark Networks, Mr Evans was President and CEO of Tele-Communications International, Inc. ("TINTA"). He joined TINTA in September of 1997.

Prior to joining TINTA, from July 1996, Mr Evans was Executive Vice President, News Corporation, in the United States. During that period of time he was responsible for establishing the DTH service, Sky Entertainment Services Latin America, Inc.

Beginning in August 1994, Mr Evans was President and COO of Fox Television, overseeing all activities at Fox Broadcasting Company, Fox Television Stations, Inc, Twentieth Television's domestic Syndication unit and the Fox cable channel, FX.

Before joining Fox, Mr Evans worked for British Sky Broadcasting in 1992 and 1993.

Prior to arriving in the United States, Mr Evans served seven years as the Chief Executive Officer of GTV Channel Nine in Melbourne, Australia.

Mr Evans is currently a Director of John Fairfax Holdings Limited and British Sky Broadcasting Group Plc.

13 December 2006

Tax Treatment of Proposed Capital Return

The Directors of Village Roadshow Limited ("VRL") refer to the announcement on 13 November, 2006 wherein VRL advised its intention to pay a capital return of 15 cents per share to all shareholders, subject to shareholder approval in General Meeting. This meeting will be held in Melbourne on 22 December, 2006. VRL previously advised that a tax ruling had been sought for the benefit of shareholders to confirm the tax treatment of the capital return.

VRL is now pleased to advise that it has received a draft class ruling from the Australian Taxation Office ("ATO") in accordance with VRL's application. In this draft class ruling, the ATO advises that no part of the proposed return of capital will be taken to be a dividend for income tax purposes. This draft class ruling has been issued subject to final ATO review and cannot be relied upon until the final class ruling is published by the ATO and the relevant notice appears in the Government Gazette. It is anticipated that publication and notification will occur on 20 December, 2006.

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	Date Appendix 3C was given to ASX	04 December 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		160,000 A Class Preference shares
4	Total consideration paid or payable for the shares		$472,200.00

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 December 2006
Company Secretary

Print name: Shaun L Driscoll

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit

Details of all shares bought back

2	Number of shares bought back	160,000 A Class Preference Shares.
3	Total consideration paid or payable for the shares	$472,200.00
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19 December 2006
Company Secretary

Print name: Shaun L Driscoll

RECEIVED

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
VILLAGE ROADSHOW LIMITED

Refer to guide for information about corporate key

ACN/ABN
010 672 054

Corporate key
56808499

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MR SIMON HULLS

ASIC registered agent number (if applicable)

Telephone number
03 9667 6520

Postal address
206 BOURKE STREET, MELBOURNE

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
SHAUN L. DRISCOLL

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
20/12/06
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title
A	A
B	B ...etc
EMP	employee's
FOU	founder's
LG	life governor's
MAN	management
ORD	ordinary
RED	redeemable
SPE	special

Share class code	Full title
PRF	preference
CUMP	cumulative preference
NCP	non-cumulative preference
REDP	redeemable preference
NRP	non-redeemable preference
CRP	cumulative redeemable preference
NCRP	non-cumulative redeemable preference
PARP	participative preference

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ If not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
APRF	160,000	$472,200.00

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

19/12/06
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
[D D] / [M M] / [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
[D D] / [M M] / [Y Y]

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

20 December 2006

TAX RULING ON PROPOSED CAPITAL RETURN

On 13 December, 2006 the Directors of Village Roadshow Limited ("VRL") announced that they had received a draft Class Ruling from the Australian Taxation Office ("ATO") regarding the income tax treatment of the proposed capital return of 15 cents per share to all shareholders.

VRL is pleased to announce that the ATO has today issued its final Class Ruling confirming that no part of the proposed capital return will be taken to be a dividend for income tax purposes.

Full details of Class Ruling CR 2006/133 are available on the ATO's website at: www.ato.gov.au

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3C

Announcement of buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Village Roadshow Limited	43 010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary Shares
3	Voting rights *(eg, one for one)*	Voting (one for one)
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully Paid
5	Number of shares in the +class on issue	152,616,982
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	As advised in announcement to ASX on 13 November 2006

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	None, other than as set out in 7. above and previously disclosed to the market

On-market buy-back

9	Name of broker who will act on the company's behalf	Merrill Lynch Equities (Australia) Limited
10	Deleted 30/9/2001.	N/A
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	14,000,000 Ordinary shares
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	5 January 2007 to 4 January 2008
13	If the company intends to buy back shares if conditions are met - those conditions	N/A

Employee share scheme buy-back

14	Number of shares proposed to be bought back	N/A
15	Price to be offered for shares	N/A

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	N/A
17	Number of shares proposed to be bought back	N/A
18	Price to be offered for shares	N/A

Equal access scheme

19	Percentage of shares proposed to be bought back	N/A
20	Total number of shares proposed to be bought back if all offers are accepted	N/A
21	Price to be offered for shares	N/A
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, ~~or is not~~ contained in, or attached to, this form.

Sign here: .... Date: 21 December 2006
Company Secretary

Print name: S L Driscoll

== == == == ==

+ See chapter 19 for defined terms.

ASIC registered agent number
lodging party or agent name MR SIMON HULLS
office, level, building name or PO Box no.
street number & name 206 BOURKE STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03)9667 6520
facsimile (03)9639 1540
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notice of
intention to carry out a share buy-back

form **281**
Corporations Act 2001
257F(2)(b)

Company name VILLAGE ROADSHOW LIMITED
A.C.N. 010 672 054

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back 05/ 01 /07 to 04/ 01 /08	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before;
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s. 257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   - the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   - in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s. 257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   - if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   - if it is not - the agreement is entered into (s. 257F).
3. If a resolution is to be passed by way of a circular to all members which complies with s. 249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that information in this form is true and correct and the attached documents marked ( ) are true copies.

print name SHAUN L DRISCOLL capacity SECRETARY

sign here date 21 / 12 /2006

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
Section 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution [257C]			YES		YES		YES	
Special/unanimous resolution [257D]								YES
Lodge offer documents with ASC [257E]						YES	YES	YES
14 days notice [257F]		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made [257G]						YES	YES	YES
Cancel shares [257H]	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASC [254Y]	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of '**minimum holding buy- back**', '**employee share scheme buy-back**' and '**selective buy-back**'.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:

- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S. 257E less than 14 days before the relevant date.

For the purposes of note 2 ", relevant date" means:

- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S. 257F).

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

22 December 2006

Manager, Companies Announcements
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Pursuant to Listing Rule 3.13.2, Village Roadshow Limited is pleased to confirm that the special resolutions put to the general meeting of shareholders today were duly passed by shareholders on a show of hands and by poll. The resolutions proposed a return of capital of 15 cents per share to all shareholders and the Company can now confirm that the Record Date for the capital return (ASX code: VRL and VRLPA) will be 12 January 2007 with payment on 17 January 2007.

The following proxy information and poll information is provided as required by Section 251AA of the Corporations Law.

Resolution 1 – Ordinary Share Reduction

In respect to Resolution 1, the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	114,368,246
• Votes where the proxy was directed to vote 'against' the resolution	98,371
• Votes where the proxy may exercise a discretion how to vote	1,304,225
In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was	7,935

The resolution was carried as a special resolution on a poll, the details of which are:

• The number of votes cast 'for' the resolution	115,936,113
• The number of votes cast 'against' the resolution	98,371
• The number of votes abstained from voting	7,935

The percentage of votes cast 'for' the resolution was 99.92%.

Resolution 2 – Preference Share Reduction

In respect to Resolution 2, the total number of votes exercisable by all validly appointed proxies and voted was:

• Votes where the proxy was directed to vote 'for' the resolution	93,256,437
• Votes where the proxy was directed to vote 'against' the resolution	104,096
• Votes where the proxy may exercise a discretion how to vote	172,178

In addition, the number of votes where the proxy was directed to abstain from voting on the resolution was	2,842,309

The resolution was carried as a special resolution on a poll, the details of which are:

• The number of votes cast 'for' the resolution	93,684,224
• The number of votes cast 'against' the resolution	104,096
• The number of votes abstained from voting	2,842,309

The percentage of votes cast 'for' the resolution was 99.89%.

Yours sincerely

Shaun Driscoll
Co Company Secretary